UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
Amendment No. 3

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Avanir Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0314804

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Enterprise, Suite 300, Aliso Viejo, California	92656

(Address or principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Share Purchase Rights pursuant to Rights Agreement	N/A
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates: 001-15803

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
Exhibit Index
EX-3.3
EX-4.2

Item 1. Description of Registrant’s Securities to be Registered.
     On February 19, 2009, the shareholders of Avanir Pharmaceuticals, a California corporation (“Avanir California”), approved a merger with Avanir California’s subsidiary, Avanir Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for the purpose of changing the domicile of Avanir California from California to Delaware (the “Merger”). In connection with this change in domicile, the Board of Directors of the Company adopted a Stockholder Rights Agreement, dated as of March 20, 2009, between the Company and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Agreement”). The Agreement was adopted to replace the Rights Agreement, dated as of March 5, 1999, by and between Avanir California and American Stock Transfer & Trust Company, as amended. This Amendment No. 3 to the Avanir California Registration Statement on Form 8-A is being filed to (i) expressly assume the registration of the Rights, pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended; and (ii) to amend and restate the description of the Rights as defined under the Agreement and as set forth below. The following description of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached hereto as an exhibit and is incorporated herein by reference.
Initial Distribution of Rights
     Pursuant to the terms of the Agreement, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (a “Right”) for each outstanding share of Common Stock of the Company (the “Common Stock”) to stockholders of record as of the close of business on March 20, 2009 (the “Record Date”), at which time only 1,000 shares of Common Stock had been issued to Avanir California as the parent entity (and which shares were cancelled in connection with the Merger). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the earlier of the Distribution Date (as hereinafter defined) or Expiration Date (as hereinafter defined). Accordingly, one Right was issued with each share of Common Stock that was issued in the Merger. Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one ten-thousandth of a share (a “Unit”) of Series A Junior Participating Cumulative Preferred Stock, par value $0.0001 per share, of the Company (the “Preferred Stock”) at a cash exercise price of $8.40 per Unit (the “Exercise Price”), subject to adjustment, under certain conditions specified in the Agreement and summarized below.
Distribution Date
     Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder (the date of said announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result, upon its consummation, in a person or group becoming the beneficial owner of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the “Distribution Date”).

     Notwithstanding the foregoing, with respect to any person who is a Grandfathered Person (as defined in the Agreement), the Distribution Date will not occur unless such Grandfathered Person has acquired beneficial ownership of shares of Common Stock representing more than an additional 1/2% of the outstanding shares of Common Stock.
     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
Subscription and Merger Rights
     In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of shares of Preferred Stock of the Company (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, other securities, cash or property, or any combination of the foregoing) having a market value of between two and three times the Exercise Price of the Right, depending upon the percentage of Common Stock beneficially owned by the Acquiring Person (such right being referred to as the “Subscription Right”). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value of between two and three times the exercise price of the Right, depending upon the percentage of Common Stock beneficially owned by the Acquiring Person (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Agreement) become null and void.
     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.
Exchange Feature
     At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units at an exchange ratio specified in the Agreement.
Adjustments
     The Exercise Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.
Redemption
     The Rights may be redeemed in whole, but not in part, at a price of $0.0001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.
Amendment
     The Agreement may be amended by the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time, the Board of Directors may, subject to certain limitations set forth in the Agreement, amend the Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates). In addition, the Board of Directors may at any time prior to the time at which any person becomes an Acquiring Person, amend the Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

Two-Year Independent Director Evaluation
     The Agreement provides that a committee of the Board of Directors shall periodically review the Agreement to consider whether the maintenance of the Agreement continues to be in the best interests of the Company and its stockholders in its current form and whether any changes to the Agreement are deemed necessary or advisable including, without limitation, changes to the Exercise Price, the Applicable Percentage, or other terms thereof. The committee shall consist solely of independent directors of the Company and shall conduct such review when, as and in such manner as the committee deems appropriate, after giving due regard to all relevant circumstances; provided, however, that the committee shall take such action at least once every two years. Following each such review, the committee will report its conclusions to the Board of Directors, including any recommendation in light thereof as to whether the Agreement should be maintained, modified, terminated or the Rights redeemed. The committee is authorized to retain such legal counsel, financial advisors and other advisors as the committee deems appropriate in order to assist the committee in carrying out its foregoing responsibilities under this Agreement.
Expiration Date
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 20, 2019 (the “Expiration Date”), unless previously redeemed or exchanged by the Company.
Miscellaneous
     The Certificate of Designations establishing the Preferred Stock and the form of Right Certificate are attached as Exhibits A and B, respectively, to the Agreement (which is included as an exhibit to this Form 8-A/A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.
Item 2. Exhibits.

Exhibit
Number	Description of Exhibit

3.1	Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (1)

3.3	Certificate of Designations classifying and designating the Series A Junior Participating Cumulative Preferred Stock

4.1	Form of Common Stock Certificate (1)

4.2	Stockholder Rights Agreement, dated as of March 20, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC

4.3	Form of Rights Certificate with respect to the Stockholder Rights Agreement (filed as part of Exhibit 4.2)

(1)	Filed with the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2009, and incorporated by reference herein.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed its behalf by the undersigned thereunto duly authorized.
Dated: March 25, 2009

AVANIR PHARMACEUTICALS, INC.
By:	/s/ Christine G. Ocampo
Christine G. Ocampo
Vice President, Finance

Exhibit Index

Exhibit
Number	Description of Exhibit

3.1	Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (1)

3.3	Certificate of Designations classifying and designating the Series A Junior Participating Cumulative Preferred Stock

4.1	Form of Common Stock Certificate (1)

4.2	Stockholder Rights Agreement, dated as of March 20, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC

4.3	Form of Rights Certificate with respect to the Stockholder Rights Agreement (filed as part of Exhibit 4.2)

(1)	Filed with the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2009, and incorporated by reference herein.